TRANSWITCH CORPORATION
Three Enterprise Drive
Shelton, CT 06484

May 28, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attn:	Filing Desk

Re:
TranSwitch Corporation / Application For Withdrawal on Form AW
pursuant to Rule 477 of the Securities Act of 1933, as amended
Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-75800)

Ladies and Gentlemen:

On May 22, 2008, TranSwitch Corporation, a Delaware corporation (the “Company”), filed a Post- Effective Amendment No. 1 to the Registration Statement on Form S-8 No. 333-75800 (the “Post-Effective Amendment”) with the Securities and Exchange Commission.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby applies to withdraw the Post-Effective Amendment filed as a POS AM. Due to a technical error, the Post-Effective Amendment had been misfiled as a POS AM but has been refiled as an S-8 POS.

If you have any questions regarding this letter, please contact the undersigned at (203) 929-8810, or Timothy C. Maguire, Esq. of Brown Rudnick Berlack Israels LLP at (617) 856-8377.

Sincerely, TRANSWITCH CORPORATION

By:	/s/ Robert A. Bosi
Robert A. Bosi
Vice-President and Chief Financial Officer

cc:	Dr. Santanu Das (TranSwitch Corporation)
Timothy C. Maguire, Esq. (Brown Rudnick Berlack Israels LLP)